

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (713/309-4631)

May 4, 2011

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

> **Re: LyondellBasell Industries N.V.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 15, 2011**
> **File No. 333-170130**

Dear Ms. Maki:

We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>Legal Opinion, Exhibit 5.1</u>

1. Please revise the legal opinion to clearly opine that the 291,509,236 ordinary shares are validly issued, fully paid and non-assessable. We note that you have outstanding only ordinary shares; however, the opinion refers to the defined term "Offer Shares" in the first paragraph. The legal opinion on page 5 of this exhibit should clearly cover the "Registered Shares" as they are the shares being registered in this offering.

2. We reissue comment 11 of our letter dated November 19, 2010. Please delete part of the sentence in paragraph III(ii) that reads " . . . and that such persons when signing these documents had legal capacity to do so."

3. We note your response to comment 12 of our letter dated November 19, 2010. It does not appear that you have deleted the assumptions in paragraphs III(v) and (viii) in the opinion dated October 25, 2010, which are the assumptions in paragraphs III(iv) and (vi) in the opinion dated April 15, 2011. Please revise and advise.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director